Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE ISRAELI SERIES A
BONDHOLDERS OF PLAZA DEMAND FOR IMMEDIATE REPAYMENT OF THE
ENTIRE OUTSTANDING DEBT

Tel Aviv, Israel, December 27, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its previous announcement dated December 21, 2017 (regarding the decision of Plaza Centers N.V (“Plaza”) Israeli (Series A) bondholders to demand immediate repayment of Plaza’s outstanding debt to the (Series A) bondholders), that Plaza announced that there is an initial agreement among both Plaza’s Israeli (series A) and (Series B) bondholders (The “Bondholders”) and Plaza with respect to the allocation of funds between the Bondholders, from this day onwards. Upon the approval of such agreement by the Bondholders, the (Series A) Bondholders shall withdraw their request for immediate repayment of the entire outstanding debt.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale (ii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iii) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com